Exhibit 21.01

Subsidiaries of Lumber Liquidators Holdings, Inc.

Name of Subsidiary	State of Incorporation or Organization
Lumber Liquidators, Inc.	Delaware
Lumber Liquidators Services, LLC	Delaware
Lumber Liquidators Leasing, LLC	Delaware